INVEST IN **NKD DISTILLERY**

Real distilled spirits - minus the booze


NKD.
TEQUILA ALTERNATIVE
DRINK NAKED
REAL DISTILLED SPIRITS, MINUS THE BOOZE.

drinknkdldy.com Louisville, KY

Featured Investors

Joe Maxwell

Syndicate Lead

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Four years ago Becca approached me at an entrepreneurship conference with the idea of making non-alcoholic whiskey, certain this was a massive burgeoning opportunity. After 30 years building and investing in FinTech companies this was slightly outside my wheelhouse, but I was intrigued to say the least. I ended up writing NKD its first check, becoming its chairman and now biggest fan.

Over the past several years I've watched Becca and Carrie create

Read More

Invested $10,000 this round & $100,000 previously

Highlights

1. 500% YoY growth in total doors
2. 4 distribution partners - 3 signed this year
3. Top selling non-alcoholic spirits brand at major SE chain (130 outlets)
4. Key marketing advisors include two former Red Bull executives

5 Featured in major news outlets including Business Insider and the Washington Post

Our Team



Anna Rebecca Gardner CEO

Former business strategy consultant, turned non-drinker and entrepreneur

Carrie Casler VP of Sales and Marketing

20 years beverage industry experience including management, marketing, education and cocktail design

Real distilled spirits - minus the booze


Our mission is to create products that promote inclusive social experiences, so that everyone can enjoyably and comfortably socialize regardless of their relationship with alcohol.
NKD
L
Y


We have a well rounded team of the right people with the right strengths to execute
CEO
TRADE
OPS
SALES
STRATEGY
Becca Gardner
Former business strategy consultant, turned non-drinker and entrepreneur
Carrie Casler
20 years beverage industry experience including management, marketing, education and cocktail design
Katie Gunter
Fractional COO with expertise in supply chain and warehouse management, as well as sourcing and procurement
Phil Hurst
30 years of sales, marketing and business development experience in the alcoholic beverages industry
Sonny Mccracken
6+ years as CPG Founder/ CEO with expertise in GTM, product, fundraising, and org strategies. Former consultant
KEY ADVISORS
Arun Hozack
Senior Executive with +20 years' experience driving business strategy and growth, leading multi-functional and high-performing teams to deliver high-growth revenue results. Former APAC President at Red Bull
Many Ameri
Co-Founder & Managing Director Yadastar GmbH, Co-Founder Red Bull Music Academy, Co-Founder Red Bull Radio


Shifting consumer preferences are driving massive growth in the low / no market...
PEOPLE ARE CUTTING BACK ON BOOZE...
AT AN ACCELERATING RATE
WITH NON-ALC SPIRITS LEADING THE CHARGE
0.0%

The no/low consumer base now represents 40% of the US adult population (IWSR)

No/low alcohol grew 14.8% in 2022, outpacing major alcoholic categories, now accounting for 1.1% volume share of the TBA market (IWSR)

No-alcohol has the best growth rates, outperforming full-strength versions across categories (IWSR)

With an emerging subset of customers driving disproportionate demand

Consumer Profile -

- Gen Z and Millennials
- Health and Wellness Motivated
- Men and Women

Motivations / Usage -

- Substitutor not Sober
- Fans of mocktail-izing longstanding consumer favorites



However, the existing products do not stand up alongside the "real" thing

1 PRODUCT PROBLEM
Existing products lack the pedigree and flavor of adult spirits.


RITUAL
2.7 (88)
2.6 (25)
3.1 633

2 PSYCHOLOGICAL PROBLEM
Ordering non-alcoholic is not an emotionally rewarding experience.


Alcoholic beverage

- Badge of honor
- Aspirational
- Authentic
- Strong / complex


Non-alcoholic

- Dissuasive naming
- Artificially made
- Weak flavor
- Bad taste

Sources: Total Wine, Google User Reviews

NKD LDY VALUE PROPOSITION

"Real" non-alcoholic adult spirits, with all of the flavor and none of the compromise


Great Tasting / Bartender Approved
Real Ingredients (Spirits)
Easy to Order / Use (1:1 Swap)
Authentic Origin
Bold Branding

NKD LDY offers spirits with no-compromise

Current Product Lineup -



Whiskey Alternative

The aroma is a complex blend of oak, leather and hints of floral and maple syrup. The flavor has notes of vanilla, honey, rose, caramel and toffee. The aftertaste is a tongue-tingling pepper sensations.

Tequila Alternative

√ **Low calorie (5 per serving)**

√ **Vegan**

The aroma is earthy, slightly smokey, with a sweet caramel back note. The flavor is complex, with a bit of smokey agave, smokey pumpkin, and sweet custard flavors. The finish is a sweet and fruity blend of ripe pears and green apple.

Gin Alternative

The aroma is citrus forward with orange and lime peel. It follows with an herbal note of coriander, juniper and black peppercorns. The flavor is a mouth warming blend of sweet, pine, and spicy coriander.

- ✓ **Gluten Free**
- ✓ **Designed for mixing**
- ✓ **Contemporary branding**

While maintaining healthy margins across DTC and wholesale channels

DTC -



Raw Ingredients 6%
Freight 28%
Profit 51%
Filling and finishing 4%
Packaging 11%

Wholesale -*



Filling and finishing 10%
Packaging 17%
Profit 53%
Freight 7%
Raw Ingredients 13%

*Wholesale profit margin inclusive of distributor and retail margin

CASE STUDY: Our early account-level performance data is exceeding buyer expectations at ABC Fine Wine and Spirits

NKD LDY steady state performance is top of NA spirits category at 135 locations



0.6
0.4
0.2
0.0
NKD Whiskey top performer in NA Spirits Category
NKD LDY TEQUILA
NKD LDY GIN
NKD LDY WHISKEY

Bottles per store/week/sku (May)

With 3 of the top 5 SKUS in non-alc with no marketing spend

Rank	Item	Brand	Units	Dollars
1	xx	xx	xx	xx
2	Whiskey	NKD LDY	25	$2000
3	xx	xx	xx	xx
4	Tequila	NKD LDY	22	$1760
5	Gin	NKD LDY	20	$1600

*4 week period ending June 30

NKD LDY is doing incredibly well out of the gate and comparatively (vs. the category)

- Heather, Head buyer at ABC

We have built a significant national footprint across channels

$150K Total Revenue to date

880+ Total Points of Authorized Sale

ABC · FRIAR TUCK BEVERAGE · TJ·maxx · HomeGoods · Stack · FAIRE · BOISSON · www.drinknkdldy.com · Death & Co · Canary Club · Cafe Roze · Pelican & Pig · 1 Hotel Nashville · Southall Farm & Inn · Bendición Dry Bar · Minus Moonshine Dry Drinks + Potions · The SØBR Market · Killjoy · Dry Spokes

Retail Sales Pipeline Overview

	Key Retailer AUTHORIZATIONS	**Select Retailer** IN REVIEW	**Select Retailer** IN ACTIVE PIPELINE
EST ARR ($)	$300K	$1.2M+	$5M+


TOTAL DOOR COUNT
750+
1000+
1500+
KEY ACCOUNTS
ABC
BOISSON
TJ·maxx
FRIAR TUCK BEVERAGE
HomeGoods
Total Wine & MORE
BevMo!
SPEC'S
Cheers to Savings!
Kroger
WHOLE FOODS MARKET
TRADER JOE'S
Albertsons


Our revenue build includes expansion across Direct Retail and Distribution channels
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$0.61M GR
$1.26M GR
Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25
Ecomm DTC Direct Retail Distribution
– '23 focus - Grow footprint with key retail and distribution partner(s) to expand penetration in key markets
– '24+ focus - Engage new retail and distribution partners to grow brand nationally, while leveraging DTC (including 3rd party) to grow brand awareness

Forward-looking projections are not guaranteed.


As Seen/Heard in...
martha stewart
The Best Way to Stock a Non-Alcoholic Bar
INSIDER
I left Deloitte after 10 years to start a nonalcoholic spirits company. Here's what it's been like to raise money while finding my footing in a new industry.
The Washington Post
The 4 best nonalcoholic whiskeys for sipping and mixing
2022 LOOK AHEAD
Becca Gardner
#298
Becca Gardner
Be Authentic, Drink Naked and Have Fun with Founder of NKD LDY
I Launched An Alcohol-Free Drink Brand To Dismantle Stigma & Revolutionize The Idea Of "Sobriety"


Appendix

Utilizing a retail-first approach to leverage relationships, learn, and

manage capital efficiently

	Pre - Launch	2023	2024
Key Markets	• Kentucky • Tennessee	• Florida • New York • California	• Secondary markets
Sales Channels	• DTC • Direct retail / on-prem sales	• DTC / 3rd party ecomm • Regional / National distribution partners	→
Retail / Distribution Partners	• Independents	BOISSON ABC Empire Distributors, Inc.	Kroger Total Wine & More BevMo!

Forward-looking projections are not guaranteed.